UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 20, 2014 (April 15, 2015)

American Realty Capital Trust V, Inc.

(Exact Name of Registrant as Specified in Charter)

Maryland	000-55197	27-0929989
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

405 Park Avenue, 14th Floor New York, New York 10022
(Address, including zip code, of Principal Executive Offices) Registrant's telephone number, including area code: (212) 415-6500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

See Item 8.01 below, which is incorporated by reference herein.

Item 3.03 Material Modification to Rights of Security Holders

See Item 8.01 below, which is incorporated by reference herein.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

See Item 8.01 below, which is incorporated by reference herein.

Item 7.01. Regulation FD Disclosure

Company Presentation

American Realty Capital Trust V, Inc. (the “Company”) prepared an investor presentation with respect to the Listing and Tender Offer (each as defined below). Directors, officers and other representatives of the Company intend to present some of or all of such investor presentation at various conferences and meetings in the coming weeks. A copy of the investor presentation is furnished as Exhibit 99.1 to this Current Report on Form 8-K. The information in this Item 7.01, as well as Exhibit 99.1 (other than slides 3, 5, 6, 7, 18, 19, 21 and 25 thereto, which shall be deemed filed), is deemed to have been furnished to, and shall not be deemed to have been filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, with, the Securities and Exchange Commission (the “SEC”), and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act regardless of any general incorporation language in such filing.

Item 8.01. Other Events

Listing on NYSE and Name Change

The Company has applied to list its common stock, par value $0.01 (“Common Stock”) on the New York Stock Exchange (“NYSE”) under the symbol “AFIN”. The Company anticipates that its Common Stock will be listed on the NYSE during the third quarter of 2015 (the “Listing”). In connection with the Listing, the Company intends to file Articles of Amendment to change the Company’s name to “American Finance Trust, Inc.”

Completion of the Listing is subject to final approval by the NYSE. There can be no assurance that the Company’s shares of Common Stock will be listed on the NYSE.

New Strategy

The Company’s advisor, American Realty Capital Advisor V, Inc. (the “Advisor”) has recommended, and the Company’s board of directors has approved, a revision to the Company’s Investment Objectives and Acquisition and Investment Policies (the “New Strategy”) pursuant to which the Company expects to focus all of its new investment activity on originating and acquiring first mortgage and other commercial real estate-related debt investments across all major commercial real estate sectors, while continuing to maintain, and selectively invest in additions to, its existing portfolio of net leased commercial real estate properties. The New Strategy is described in detail in Exhibit 99.2 hereto, which is incorporated herein by reference.

Management Changes – Appointments of New Officers in Connection with Implementation of the New Strategy

In connection with the Company’s New Strategy, the Company’s board of directors and management agreed to implement certain changes to the composition of the Company’s management team. Accordingly, on April 19, 2015, William M. Kahane notified the Company’s board of directors of his resignation as the Company’s chief executive officer and president and Nicholas Radesca notified the Company’s board of directors of his resignation as the Company’s chief financial officer, secretary and treasurer, in each case, effective as of May 4, 2015. Neither Mr. Kahane nor Mr. Radesca resigned pursuant to any disagreement with the Company. Messrs. Kahane and Radesca also resigned from their respective positions at the Advisor, effective as of May 4, 2015.

Simultaneously with the foregoing resignations, the Company’s board of directors approved the following appointments of new executive officers:

Appointment of Donald MacKinnon as Chief Executive Officer and President

On April 19, 2015, the Company’s board of directors appointed Donald MacKinnon to serve as the Company’s chief executive officer and president effective as of May 4, 2015. Mr. MacKinnon will also serve as the chief executive officer and president of the Advisor. There are no related party transactions involving Mr. MacKinnon that are reportable under Item 404(a) of Regulation S-K. Mr. MacKinnon will also enter into an indemnification agreement with the Company, a copy of which will be filed as an exhibit to the Company’s next Annual Report on Form 10-K.

Donald MacKinnon, 50, has served as the chief operating officer of Realty Finance Trust, Inc. (“RFT”) and its advisor since January 2013, and as president of RFT and its advisor since November 2014. The parent of RFT’s sponsor is the Company’s sponsor. From May 2011 through December 2012, Mr. MacKinnon served as senior vice president and head of High Yield Portfolio Management for Cole Real Estate Investments, Inc. (“Cole”) where he invested approximately $350 million in credit sensitive commercial mortgage backed securities (“CMBS”) and mezzanine loans for Cole. From July 2008 to March 2011, Mr. MacKinnon was a partner with EndPoint Financial, LLC where he provided CMBS advisory and real estate workout services. From January 2004 through March 2007, Mr. MacKinnon was a managing director at Nomura Securities International where he managed the North American Structured Credit Trading businesses including commercial real estate and asset backed securities. Prior to joining Nomura, Mr. MacKinnon served as president and chief executive officer of REALM, Inc., a privately owned real estate software and services company primarily owned by Hicks Muse Tate and Furst, CMGI and T.H. Lee Putnam Equity Partners. Prior to REALM, Mr. MacKinnon was co-head and co-founder of the Commercial Mortgage Group and Manager of the European Asset Securitization Group at Donaldson Lufkin & Jenrette, or DLJ. Prior to joining DLJ in 1992, Mr. MacKinnon worked in the Real Estate Finance Group at Salomon Brothers, Inc. on a variety of commercial real estate debt and equity transactions. Mr. MacKinnon also served on the Board of Directors for CRIIMI Mae, Inc. (NYSE: “CMM”) from 2001 to 2003. Mr. MacKinnon graduated Summa Cum Laude from Ohio Wesleyan University and holds a B.A. in economics, as well as an M.B.A. from the Harvard Business School.

Appointment of Andrew Winer as Chief Investment Officer

On April 19, 2015, the Company’s board of directors appointed Andrew Winer to serve as the Company’s chief investment officer effective as of May 4, 2015. Mr. Winer will also serve as the chief investment officer of the Advisor. There are no related party transactions involving Mr. Winer that are reportable under Item 404(a) of Regulation S-K. Mr. Winer will also enter into an indemnification agreement with the Company, a copy of which will be filed as an exhibit to the Company’s next Annual Report on Form 10-K.

Andrew Winer, 47, has served as the chief investment officer of RFT and its advisor since their formation in November 2012. Mr. Winer has also served as the chief investment officer of American Realty Capital Global Trust, Inc. (“ARC Global”) since May 2012. Mr. Winer joined AR Capital in January 2012 and advises all of AR Capital’s sponsored programs in connection with debt capital markets. He is involved in arranging corporate lines of credit and designing loan facilities for those companies. From April 2000 to January 2012, Mr. Winer worked at Credit Suisse where he held multiple positions. From January 2011 to December 2011, Mr. Winer was a director of CMBS business and headed the capital desk where he was responsible for pricing and hedging of loan production. From January 2009 to December 2010, Mr. Winer was a director of asset management where he was responsible for winding down, working out and disposing of mortgage, mezzanine and warehouse commercial real estate positions. From 2006 to December 2008, Mr. Winer was a director of global commercial real estate business where he originated, closed and syndicated loan transactions. In that position, he created and managed warehouse lines and also worked with CMBS new issuance business. From 2004 to 2005, Mr. Winer was a director working with new issuances and syndication of CMBS. In that position, Mr. Winer also was responsible for mortgage loan and mezzanine loan pricing, hedging and distribution. From 2000 to 2004, Mr. Winer was a vice president in fixed-income structured product sales. From January 1999 to December 1999, Mr. Winer worked at Global Asset Capital, an intellectual property securitization firm. From August 1993 to November 1998, Mr. Winer was employed at DLJ where he focused on bond structuring, loan origination, securitization deal management, CMBS trading, loan pricing and hedging and new business. Mr. Winer started his career in Arthur Andersen’s Structured Products Group and worked there from August 1991 to August 1993. During his time at DLJ, Mr. Winer was awarded ‘‘VP of the Year’’ in 1995 and, while at Credit Suisse, he was awarded ‘‘Top 50’’ in 2010. Mr. Winer received both a B.S. in business administration and a Master’s in accounting from the University of Michigan.

Appointment of Donald Ramon as Chief Financial Officer, Secretary and Treasurer

On April 19, 2015, the Company’s board of directors appointed Donald Ramon to serve as the Company’s chief financial officer, secretary and treasurer effective as of May 4, 2015. Mr. Ramon will also serve as the chief financial officer, secretary and treasurer of the Advisor. There are no related party transactions involving Mr. Ramon that are reportable under Item 404(a) of Regulation S-K. Mr. Ramon will also enter into an indemnification agreement with the Company, a copy of which will be filed as an exhibit to the Company’s next Annual Report on Form 10-K.

Donald R. Ramon, 51, will join the Company, the Advisor and the Company’s property manager as chief financial officer in May 2015. Mr. Ramon will also serve as the chief financial officer of RFT and the RFT advisor beginning May 2015. Prior to joining the Company and RFT, Mr. Ramon worked for CMG Mortgage, Inc. (“CMG”) from June 2014 until September 2014 as chief financial officer for a real estate investment trust to be formed by CMG focused on investing in mortgage assets originated by CMG. From January 2009 until May 2014, Mr. Ramon served as chief financial officer of Invesco Mortgage Capital Inc., a real estate investment trust focused on residential and commercial mortgage-backed securities and mortgage loans. Mr. Ramon has more than 25 years of experience in financial services, real estate finance accounting and operations. Mr. Ramon holds a Bachelor of Arts from the University of South Florida and is a licensed certified public accountant.

Additional Management Team

In addition to new executive officers, the Company and the Advisor will benefit from the addition of additional experienced members to the management team, including the following:

David Layton as Managing Director – Head of Asset Management

David Layton has 20 years of asset management, investment, and valuation experience and previously served as VP of asset management at Brookfield Asset Management and as a manager in real estate capital markets and financial advisory at Deloitte.

Matt Donnelly as Managing Director – Head of Debt Originations

Matt Donnelly has 20 years of real estate finance experience, has been directly involved in over $15 billion in finance transactions and has previously served as head of real estate finance at Cole Real Estate Investments and as a managing director at Bear Stearns.

Jason Fruchtman as Managing Director – Head of Capital Markets

Jason Fruchtman has 15 years of experience in commercial real estate finance and previously served in CMBS trading positions at Credit Suisse and Guggenheim Securities.

Jason Slear as Senior Vice President of Real Estate Acquisitions/Dispositions

Jason Slear has previously served as each coast territory director for American Financial Realty Trust where he was responsible for the disposition and leasing activity for a portion of AFRT's 37.3 million square foot portfolio.

Tender Offer

In connection with the Listing, the Company also intends to commence an offer to purchase up to $125 million of shares of its Common Stock from its stockholders at a price of $25.50 per share (the “Tender Offer”), net to the tendering stockholders in cash, less any applicable withholding taxes and without interest. The Company believes the Tender Offer will augment the options available to stockholders in connection with the Listing by allowing them to tender all or a portion of their shares in the Tender Offer at a fixed price. If the Tender Offer is oversubscribed, proration of the tendered shares will be determined promptly after the Tender Offer expires. The Company intends to fund the Tender Offer with cash on hand and funds available under its existing credit facility. The Company expects to commence the Tender Offer on the date of the Listing and the Tender Offer will expire on 20th business day thereafter (unless the Company extends the offer). The Tender Offer will be subject to certain conditions.

This Current Report on Form 8-K is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The Tender Offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials the Company intends to distribute to its stockholders and file with the SEC. The full details of the Tender Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will become available to stockholders promptly following commencement of the Tender Offer. Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by the Company by visiting EDGAR on the SEC website at www.sec.gov. Stockholders also may obtain a copy of these documents, free of charge, from the Company when the materials become available.

Reaffirmation of Current Monthly Distributions and Change to Payment Dates

The Company intends to continue payment of monthly distributions at an annualized rate of $1.65 per share. Historically, the Company has calculated its monthly distribution based upon daily record and distribution declaration dates so that its stockholders would be entitled to be paid distributions beginning with the month in which their shares were purchased. Following the Listing, the Company will pay distributions on the 15th day of each month to stockholders of record as of close of business on the 8th day of such month.

As the Listing is anticipated to occur during the third quarter of 2015, the Company anticipates that: (i) it will continue to pay monthly distributions to stockholders of record at the close of business each day during the previous month until the month prior to the Listing; and (ii) upon a determination of the date of Listing, it will announce any interim or stub distributions to be paid during and in respect of the month in which the Listing would occur.

The board of directors expects to revisit the Company’s distribution policy to consider increases in line with growth in the Company’s earnings and cash flow over time.

Amendment to Advisory Agreement

On April 15, 2015, the Board approved an amendment (the “Amendment”) to the Amended and Restated Advisory Agreement, dated June 5, 2013 (as amended by the Amendment, the “Advisory Agreement”) by and among the Company, its operating partnership and the Advisor, which, among other things, provide that, effective as of the date thereof:

(i)	for any period commencing on or after April 1, 2015, the Corporation shall pay the Advisor or its assignees as compensation for services rendered in connection with the management of the Company’s assets an Asset Management Fee (as defined in the Advisory Agreement) equal to 0.75% per annum of the Cost of Assets (as defined in the Advisory Agreement);

(ii)	such Asset Management Fee will payable monthly in arrears in cash, in shares of common stock, or a combination of both, the form of payment to be determined in the sole discretion of the Advisor; and

(iii)	the Company shall not cause the operating partnership to issue any Subordinated Participation Interests (as defined in the Advisory Agreement) in respect of periods subsequent to March 31, 2015.

The description of the Amendment in this Current Report on Form 8-K is a summary and is qualified in its entirety by the terms of the Advisory Agreement. A copy of the Amendment will be filed as an exhibit to the Company’s Annual Report on Form 10-K.

Amendments to Charter

In connection with the implementation of the New Strategy and the Listing, the Company intends to include a series of proposals to amend and restate the Company’s charter (the “Charter”) at its 2015 annual meeting of stockholders. Because the Charter contains provisions that are required only of real estate investment trusts (“REITs”) that are not publicly traded by the state securities administrators of the states in which the Company conducted its initial public offering, the Company’s board of directors has concluded that the Charter is unduly restrictive and contains provisions that are not included in the charters of most other publicly-traded REITs. If the proposals are approved by the Company’s stockholders, those unduly restrictive provisions of the Charter would be eliminated.

Notice of Amendment and Suspension of Distribution Reinvestment Program

In connection with the Listing and the Tender Offer, the Company hereby provides notice to its stockholders that, pursuant to the terms of the Company’s Distribution Reinvestment Plan (the “DRIP”), the Board approved an amendment to the DRIP (the “DRIP Amendment”) that enables the Company to suspend the DRIP. Subsequently, pursuant to the DRIP as amended by the DRIP Amendment, the Board approved the suspension of the DRIP, effective immediately following the payment of the Company’s June 2015 monthly distribution. Accordingly, the final issuance of shares of Common Stock pursuant to the DRIP will occur in connection with the Company’s June 2015 distribution payable no later than July 5, 2015.

Notice of Termination of Share Repurchase Program

Also in connection with the Listing and the Tender Offer, pursuant to the requirements of applicable tender offer rules, on April 15, 2015, the Board approved the termination of the Company’s Share Repurchase Program (“SRP”). The Company has processed all of the requests received under the SRP to date for the first and second quarters of 2015 and will not process further requests.

Engagement of New Financial Advisor

The Company also engaged UBS Securities LLC as a financial advisor in connection with the listing. As previously disclosed, RCS Capital, the investment banking and capital markets division of Realty Capital Securities, LLC, is also advising the Company in connection with the listing.

Press Release

On April 20, 2015, the Company issued a press release announcing the New Strategy, the Listing, the Tender Offer and the changes to the Company’s monthly distributions. A copy of this press release is attached as Exhibit 99.3 to this Current Report on Form 8-K and is incorporated by reference herein.

The statements in this Current Report on Form 8-K include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “strives,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements, including as a result of those factors set forth in the Risk Factors section of the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

Item 9.01. Financial Statements and Exhibits.

(d)           Exhibits

Exhibit No.	Description
99.1	Investor Presentation dated April 20, 2015
99.2	Summary of New Strategy
99.3	Press Release dated April 20, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

American Realty Capital Trust V, Inc.

Date: April 20, 2015	By:	/s/ William M. Kahane
William M. Kahane
Chief Executive Officer, President and Chairman of the Board of Directors